SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

____________________________

EDESA BIOTECH, INC.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

27966L108

(CUSIP Number)

Vasco Larcina
c/o Lumira Capital Investment Management
141 Adelaide Street West, Suite 770
Toronto, Ontario, M5H 3L5, Canada
(416) 213-4251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2020

(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108		Page 2 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,833,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,833,066
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,833,066
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.7% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 3 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital II (International), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,502
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

SCHEDULE 13D

CUSIP No. 27966L108		Page 4 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital GP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 5 of 18 Pages

1		NAME OF REPORTING PERSON Lumira GP Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 6 of 18 Pages

1		NAME OF REPORTING PERSON Lumira GP Holdings Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 7 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital Investment Management Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 8 of 18 Pages

1		NAME OF REPORTING PERSON Peter van der Velden
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN
(1) Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 9 of 18 Pages

1		NAME OF REPORTING PERSON Benjamin Rovinski
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 10 of 18 Pages

1		NAME OF REPORTING PERSON Daniel Hetu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 11 of 18 Pages

1		NAME OF REPORTING PERSON Gerald Brunk
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

CUSIP No. 27966L108		Page 12 of 18 Pages

1		NAME OF REPORTING PERSON Vasco Larcina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,002,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,002,568
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed by (i) Lumira Capital II, L.P., formed in Ontario, Canada (ii) Lumira Capital II (International), L.P., formed in Ontario, Canada , (iii) Lumira Capital GP, L.P., formed in Ontario, Canada, (iv) Lumira GP Inc., formed in Canada, (v) Lumira GP Holdings Co., formed in Nova Scotia, Canada (vi) Lumira Capital Investment Management Inc., formed in Ontario, Canada, (vii) Peter van der Velden, an individual and a Canadian citizen, (viii) Benjamin Rovinski, an individual and a Canadian citizen, (ix) Daniel Hetu, an individual and a Canadian citizen, (x) Gerald Brunk, an individual and a United States citizen and (xi) Vasco Larcina, an individual and a Canadian citizen (collectively, the “Reporting Persons”) on June 17, 2019 as amended by Amendment No. 1 filed by the Reporting Persons on August 19, 2019 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 2 is to report an increase in the Reporting Persons’ beneficial ownership of Common Shares as a result of the purchase of Common Shares on January 8, 2020, as described in this Amendment No. 2.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is filed by the Reporting Persons. Lumira Capital GP, L.P., the general partners of which are Lumira GP Inc. and Lumira GP Holdings Co., is the general partner of Lumira Capital II, L.P. and Lumira Capital II (International), L.P., and each of Lumira Capital II, L.P. and Lumira Capital II (International), L.P. is managed by Lumira Capital Investment Management Inc. Each of Mr. van der Velden, Mr. Rovinski, Mr. Hetu, Mr. Brunk and Mr. Larcina are executive officers of Lumira Capital Investment Management Inc. and Mr. van der Velden, Mr. Rovinski, Mr. Hetu and Mr. Brunk are each directors of Lumira Capital Investment Management Inc. The foregoing individuals collectively make investment decisions with respect to the securities held by each of Lumira Capital II, L.P. and Lumira Capital II (International), L.P. The principal address of the Reporting Persons is 141 Adelaide Street West, Suite 770, Toronto, Canada M5H 3L5.

The Reporting Persons are venture capital investors that provide capital to early, clinical and revenue stage companies that are both privately held and publicly traded in the biotechnology, medical technologies, digital health and consumer healthcare sectors.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On January 6, 2020, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain United States resident investors and Subscription Agreements (the “Subscription Agreements”) with certain non-U.S. investors, including Lumira Capital II, L.P. and Lumira Capital II (International), L.P., providing for the issuance and sale by the Company of Common Shares in a registered direct offering (the “Offering”). In a concurrent private placement (the “Private Placement”), the Company agreed to sell to such investors (i) Class A Purchase Warrants to purchase 0.75 of a Common Share for each Common Share purchased in the Offering (the “Class A Purchase Warrants”) and (ii) Class B Purchase Warrants to purchase 0.50 of a Common Share for each Common Share purchased in the offering (the “Class B Purchase Warrants,” and together with the Class A Purchase Warrants, the “Purchase Warrants”). Lumira Capital II, L.P. purchased 128,722 Common Shares in the Offering at a purchase price of $3.20 and also received 96,542 Class A Warrants and 64,362 Class B Warrants. Lumira Capital II (International), L.P. purchased 11,903 Common Shares in the Offering at a purchase price of $3.20 and also received 8,928 Class A Warrants and 5,952 Class B Warrants.

 The Class A Purchase Warrants will be exercisable at any time on or after July 8, 2020 (the “Class A Purchase Warrant Initial Exercise Date”), at an exercise price of $4.80 per share and will expire on the third anniversary of the Class A Purchase Warrant Initial Exercise Date. The Class B Purchase Warrants will be exercisable at any time on or after July 8, 2020 (the “Class B Purchase Warrant Initial Exercise Date”), at an exercise price of $4.00 per share and will expire on the four month anniversary of the Class B Purchase Warrant Initial Exercise Date. The exercise price and number of Common Shares issuable upon the exercise of the Purchase Warrants will be subject to adjustment in the event of any share dividends and splits, reverse share split, recapitalization, reorganization or similar transaction, as described in the Purchase Warrants. None of the Common Shares underlying the Purchase Warrants are included in the Common Shares deemed to be beneficially owned by the Reporting Persons as reported in this Amendment No. 2 as such Reporting Persons do not have the right to acquire the shares within sixty days of the filing date of this Amendment No. 2.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired their securities in the Issuer for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares; selling Common Shares; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Lumira Capital II, L.P.	1,833,066 shares
Lumira Capital II (International), L.P.	169,502 shares
Lumira Capital GP, L.P.	2,002,568 shares
Lumira GP Inc.	2,002,568 shares
Lumira GP Holdings Co.	2,002,568 shares
Lumira Capital Investment Management Inc.	2,002,568 shares
Peter van der Velden	2,002,568 shares
Benjamin Rovinski	2,002,568 shares
Daniel Hetu	2,002,568 shares
Gerald Brunk	2,002,568 shares
Vasco Larcina	2,002,568 shares

Percent of class:

Lumira Capital II, L.P.	20.7%
Lumira Capital II (International), L.P.	1.9%
Lumira Capital GP, L.P.	22.6%
Lumira GP Inc.	22.6%
Lumira GP Holdings Co.	22.6%
Lumira Capital Investment Management Inc.	22.6%
Peter van der Velden	22.6%
Benjamin Rovinski	22.6%
Daniel Hetu	22.6%
Gerald Brunk	22.6%
Vasco Larcina	22.6%

The percentage ownership was calculated based on a total of 8,859,159 Common Shares of the Company outstanding as of January 8, 2020.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

(ii) Shared power to vote or to direct the vote:

Lumira Capital II, L.P.	1,833,066 shares
Lumira Capital II (International), L.P.	169,502 shares
Lumira Capital GP, L.P.	2,002,568 shares
Lumira GP Inc.	2,002,568 shares
Lumira GP Holdings Co.	2,002,568 shares
Lumira Capital Investment Management Inc.	2,002,568 shares
Peter van der Velden	2,002,568 shares
Benjamin Rovinski	2,002,568 shares
Daniel Hetu	2,002,568 shares
Gerald Brunk	2,002,568 shares
Vasco Larcina	2,002,568 shares

(iii) Sole power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

(iv) Shared power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	1,833,066 shares
Lumira Capital II (International), L.P.	169,502 shares
Lumira Capital GP, L.P.	2,002,568 shares
Lumira GP Inc.	2,002,568 shares
Lumira GP Holdings Co.	2,002,568 shares
Lumira Capital Investment Management Inc.	2,002,568 shares
Peter van der Velden	2,002,568 shares
Benjamin Rovinski	2,002,568 shares
Daniel Hetu	2,002,568 shares
Gerald Brunk	2,002,568 shares
Vasco Larcina	2,002,568 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 does not amend the information previously provided in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

This Amendment No. 2 does not amend the information previously provided in response to this Item 7.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUMIRA CAPITAL II, L.P. BY: LUMIRA CAPITAL GP, L.P., ITS GENERAL PARTNER BY: LUMIRA GP INC. ITS GENERAL PARTNER

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

LUMIRA CAPITAL II, L.P. BY: LUMIRA CAPITAL GP, L.P., ITS GENERAL PARTNER BY: LUMIRA GP INC. ITS GENERAL PARTNER

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

LUMIRA CAPITAL GP, L.P. BY: LUMIRA GP INC., ITS GENERAL PARTNER

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

LUMIRA GP INC.

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

LUMIRA GP HOLDINGS CO.

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

Date: January 16, 2020	By:	/s/ Vasco Larcina
Name: Vasco Larcina
Title: VP Finance

Date: January 16, 2020	By:	/s/ Peter van der Velden

Date: January 16, 2020	By:	/s/ Benjamin Rovinski

Date: January 16, 2020	By:	/s/ Daniel Hetu

Date: January 16, 2020	By:	/s/ Gerald Brunk

Date: January 16, 2020	By:	/s/ Vasco Larcina